UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 13, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A., a corporation with head offices in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, no. 302, 3rd and 4th (partial) floors, Ed. Vila Olímpia Corporate, Tower B, Vila Olímpia, Zip Code 04551-010 (“Fibria” or “Company”), pursuant to paragraph 2nd of article 21-L of CVM Instruction no. 481, dated December 17, 2009, as amended (“ICVM 481/09”) hereby informs its shareholders and the market the following:

In accordance with item II of article 11 of CVM Instruction no. 561, dated April 7, 2015, starting January 1st, 2017, the Company shall adopt remote voting proceedings in connection with certain shareholders’ meetings.

Therefore, the Company informs its shareholders that Fibria’s 2017 annual shareholders’ meeting shall be held on April 28, 2017.

The Company will timely disclose detailed information regarding the 2017 annual shareholders’ meeting and remote vote proceedings.

The request to include candidates and/or propositions in the remote voting form for the 2017 annual shareholders’ meeting must be submitted until March 14, 2017 (inclusive) in writing to the Investor Relations’ Office under the Company’s head offices address or under the e-mail ir@fibria.com.br, subject to the requirements set forth in article 21-L and article 21-M of ICVM 481/09.

São Paulo, January 13, 2017.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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